Amendment No. 2 to Draft Registration Statement as confidentially submitted to the Securities and Exchange Commission on October 15, 2021. This Draft Registration Statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Sedibelo Platinum Mines Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Island of Guernsey	1099	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Sedibelo Platinum Mines Limited
Oak House, Hirzel Street
St Peter Port, Guernsey, GY1 3RH
+44 (0) 1481 740521
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(212) 947-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Andrew Weisberg, Esq. Oliver Wright, Esq. White & Case LLP 1221 Avenue of the Americas New York, New York 10020-1095 Tel: (212) 819-8200 Fax: (212) 354-8113
Gary Felthun, Esq.
Craig Atkinson, Esq.
White & Case LLP
Katherine Towers, 1st Floor
1 Park Lane, Wierda Valley
2196 Sandton, Johannesburg
Republic of South Africa
Tel: + 27 11 341 4000
Fax: + 27 11 327 1900
	Michael Kaplan, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Tel: (212) 450-4000 Fax: (212) 701 5800	Reuven Young, Esq. Davis Polk & Wardwell London LLP 5 Aldermanbury Square London United Kingdom EC2V 7HR Tel: +44 20 7418 1300 Fax: +44 20 7418 1400	Ezra Davids, Esq. Ryan Wessels, Esq. Bowman Gilfillan, Inc. 11 Alice Lane, Sandton Johannesburg Republic of South Africa, 2196 Tel: +27 11 669 9320 Fax: +27 11 669 9111
Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company.   ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Ordinary Shares, no par value per share	US$	US$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes shares granted pursuant to the underwriters’ option to purchase additional shares. See “Underwriting.”

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE
This Amendment No. 2 to the Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) of Sedibelo Platinum Mines Limited is being confidentially submitted solely for the purpose of submitting Exhibit 96.3, as indicated in Item 8 of Part II of the Draft Registration Statement. This Amendment does not modify any provision of the prospectus that forms a part of the Draft Registration Statement. Accordingly, a preliminary prospectus has been omitted.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 6.   Indemnification of directors and officers
The Registrant’s governing documents provide that it will indemnify its directors and officers to the fullest extent permitted by Guernsey law.
Under the Companies Law, a company may not exculpate a director from liability in connection with any negligence, default, breach of duty or breach of trust, including in any provision whether contained in a company’s memorandum or articles of incorporation or in any contract with the company. However, a Guernsey company may purchase and maintain insurance for a director or an associated company against any such liability. The company may not exculpate in advance a director from liability arising from a breach of his or her duty of care in connection with a prohibited dividend or distribution to shareholders.
The Companies Law permits a third-party indemnity provision for indemnity against liability incurred by a director to a person other than the company or an associated company, if the provision does not provide any indemnity against:
•
any liability of the director to pay a fine imposed in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature; or

•
any liability incurred by the director:

•
in defending criminal proceedings in which the director is convicted;

•
in defending civil proceedings brought by the company or an associated company in which judgment is given against the director; or

•
in connection with an application for relief for a proceeding for negligence, default, breach of duty or breach of trust against an officer of a company or a person appointed by a company as auditor, in which the court refuses to grant the director relief.

Under the Companies Law, if in proceedings for negligence, default, breach of duty or breach of trust against an officer of a company it appears to the court that the officer is or may be liable but that he or she acted honestly and reasonably and considering all circumstances of the case, the officer ought to be excused, the court may relieve the officer, either in whole or in part, from liability on such terms and conditions as the court thinks fit. In addition, where an offense is committed by a company and it is proved to have been committed with the consent of, or to be attributable to any neglect on the part of an officer or any shadow director of the company, such officer or shadow director is guilty of the offense and may be proceeded against and punished accordingly.
In accordance with the Registrant’s governing documents and to the extent permitted by the Companies Law, the Company has purchased directors’ and officers’ liability insurance. This provides insurance cover for any claim brought against directors or officers for wrongful acts in connection with their positions. The insurance provided does not extend to claims arising from fraud or dishonesty and it does cover civil or criminal fines or penalties imposed by law.
Item 7.   Recent sales of unregistered securities
The Registrant has not issued or sold any of the Registrant’s securities during the preceding three years.

Item 8.   Exhibits and financial statement schedules
(a)
The following documents are filed as part of this registration statement:

Exhibit No.	Exhibit
1.1*	Form of Underwriting Agreement.
3.1*	Memorandum of Incorporation of the Registrant.
3.2*	Amended and Restated Articles of Incorporation of the Registrant.
5.1*	Form of opinion of Appleby (Guernsey) LLP, Guernsey counsel to the Registrant, as to the validity of the ordinary shares (including consent).
10.1*	Impala Offtake Agreement, dated August 23, 2018, between Pilanesberg Platinum Mines Proprietary Limited and Impala Platinum Limited.
10.2*	Investec Revolving Commodity Facility Agreement, dated March 31, 2017, between, inter alia, Pilanesberg Platinum Mines Proprietary Limited and Investec Bank Limited.
10.3*	Settlement Agreement, dated November 30, 2019 between Pilanesberg Platinum Mines Proprietary Limited, Itereleng Bakgatla Mineral Resources Proprietary Limited, the Lesetlheng Land Committee and the Lesetlheng Community and Lawyers for Human Rights’ Clients.
10.4*	Notarial Deed of Lease, dated April 17, 2012, between the Bakgatla Ba Kgafela Tribe, the Minister of Rural Development and Land Reform and Itereleng Bakgatla Mineral Resources Proprietary Limited
10.5*	Subscription Agreement, dated October 30, 2012, between, inter alia, Sedibelo Platinum Mines Limited (formerly Platmin Limited), the Bakgatla Ba Kgafela Tribe, Pallinghurst Ivy Lane Capital S.à r.l. (formerly Pallinghurst Ivy Lane Capital Limited) and Rustenburg Platinum Mines Limited.
10.6*	Relationship Agreement, dated on or about October 30, 2012, between, inter alia, Sedibelo Platinum Mines Limited (formerly Platmin Limited), the Bakgatla Ba Kgafela Tribe and Pallinghurst Ivy Lane Capital S.à r.l. (formerly Pallinghurst Ivy Lane Capital Limited).
10.7*	Indemnity Agreements, each dated on or about October 30, 2012, between, inter alia, Sedibelo Platinum Mines Limited (formerly Platmin Limited), the Bakgatla Ba Kgafela Tribe and Pallinghurst Ivy Lane Capital S.à r.l. (formerly Pallinghurst Ivy Lane Capital Limited).
10.8*	Rooderand Agreement, dated on or about November 28, 2012, between Sedibelo Platinum Mines Limited (formerly Platmin Limited), the Bakgatla Ba Kgafela Tribe.
10.9*	Kelltech Shareholders Agreement, dated April 16, 2014, between Lifezone Limited, Orkid S.a.r.l., Sedibelo Platinum Mines Limited, Kelltech Limited and Keith Liddell.
10.10*	KTSA Shareholders Agreement, dated February 12, 2016, between Kelltech Limited, the Industrial Development Corporation of South Africa Limited, Lifezone, Orkid S.a.r.l. and Kelltechnology South Africa (RF) Proprietary Limited.
10.11*	Kelltech License Agreement, dated April 16, 2014, between Lifezone Limited, Keith Liddell and Kelltech Limited.
10.12*	KTSA License Agreement, dated April 16 2014, between Kelltech Limited and Kelltechnology South Africa (RF) Proprietary Limited.
10.13*	Kellplant License Agreement, dated February 12, 2016, between Kelltechnology South Africa (RF) Proprietary Limited and Kellplant Proprietary Limited.
10.14*	Lifezone Technical Services Agreement, dated June 10, 2020, between Lifezone Limited and Kelltechnology South Africa (RF) Proprietary Limited.
21.1*	List of subsidiaries.
23.1*	Consent of PricewaterhouseCoopers Inc.
23.2*	Consent of Appleby (Guernsey) LLP (included in Exhibit 5.1).

Exhibit No.	Exhibit
23.3*	Consent of SRK Consulting (South Africa) (Pty) Ltd.
23.4*	Consent of CRU International Limited.
24.1*	Powers of attorney (included on signature page to the registration statement).
96.1†	Technical Report Summary, The PPM-Sedibelo-Magazynskraal PGM Project, North West Province, South Africa, effective at June 30, 2021, prepared by SRK Consulting (South Africa) (Pty) Ltd.
96.2†	Technical Report Summary, The Mphahlele PGM Project, Limpopo Province, South Africa, effective at June 30, 2021, prepared by SRK Consulting (South Africa) (Pty) Ltd.
96.3	Technical Report Summary, The Kruidfontein PGM Project, North West Province, South Africa — Initial Assessment, effective at June 30, 2021, prepared by SRK Consulting (South Africa) (Pty) Ltd.

*
To be filed by amendment.

†
Previously filed.

(b)
Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 9.   Undertakings
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of           ,           , on this           day of           , 20  .
Sedibelo Platinum Mines Limited
By:	Name: Title:
By:	Name: Title:
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints                 and                 each of them, individually, as his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                 , 20   in the capacities indicated:
Name	Title
Chief Executive Officer (principal executive officer)
Chief Financial Officer (principal financial officer and principal accounting officer)
Director
Director
Director

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of Sedibelo Platinum Mines Limited in the United States, has signed this registration statement on                 , 20  .
Authorized U.S. Representative
By:	Name: Title: